AAF
3/7/03

UNITE
SECURITIES AND EX
Washingto

03012842

VF 3-6-03 AA

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH, D.C. 208

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51716 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JASPER ASSOCIATES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Mason Street 4th fl.
(No. and Street)

Greenwich, CT. 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY BUCK 203-625-0047
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



MAR 1 9 2003

## OATH OR AFFIRMATION

I, JAY BUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JASPER ASSOCIATES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and Subscribed before me

this 24 day of FEB 2003

Notary Public

...NE GIAMARINO
NOTARY PUBLIC
...MISSION EXPIRES AUG. 31, 200...

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jasper Associates, LLC

Statement of Financial Condition

December 31, 2002

## Contents


Report of Independent Auditors ........ 1
Statement of Financial Condition ........ 2
Notes to Statement of Financial Condition ........ 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Members of
Jasper Associates, LLC

We have audited the accompanying statement of financial condition of Jasper Associates, LLC (the "Company"), as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jasper Associates, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 31, 2003

Jasper Associates, LLC

Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash | $ 19,287 |
| Due from clearing broker | 29,567,887 |
| Securities owned, at market value | 9,278,905 |
| Other assets | 22,238 |
| Total assets | $38,888,317 |
| | |
| **Liabilities and members' equity** | |
| Securities sold, not yet purchased, at market value | $ 9,342,621 |
| Dividends payable | 20,375 |
| Due to Jasper Asset Management, LLC | 21,280 |
| Accrued expenses and other liabilities | 56,567 |
| Total liabilities | 9,440,843 |
| | |
| Members' equity | 29,447,474 |
| Total liabilities and members' equity | $38,888,317 |

*See notes to financial statements.*

Jasper Associates, LLC

Statement of Financial Condition

December 31, 2002

## 1. Organization and Summary of Significant Accounting Policies

### Organization

Jasper Associates, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on March 5, 1999 and commenced operations on May 10, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The term of the Company expires on December 31, 2029 unless the managing member of the Company elects to terminate the Company at an earlier date.

The Company has an agreement with another broker-dealer (the "Clearing Broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record-keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Jasper Partners, L.P. (the "Partnership") is a Delaware limited partnership that commenced operations on May 25, 1999. Generally, the Partnership invests the capital contributions made by its partners by acquiring membership interests in the Company. At December 31, 2002, the Partnership holds a majority interest in the Company. The Company primarily buys, sells and holds equity securities. The Partnership and the managing member of the Company are the only members of the Company and all of the activities of the Company are conducted on their behalf. The Company does not charge any commissions or fees to the Partnership. The Partnership may, at the sole discretion of its general partner, withdraw its assets from the Company at any time. However, the general partner of the Partnership is controlled by the managing member of the Company and, accordingly, the Partnership and the Company are commonly-controlled entities.

### Securities Transactions

Securities transactions and related revenue and expenses are recorded on a trade-date basis.

### Securities Valuation

All securities are traded on a national securities exchange (or reported on the Nasdaq national market) and are carried at market value based on the last reported sales price on the valuation date.

## 1. Organization and Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Income Taxes

The Company is not subject to income taxes; its income is allocated to the individual members for tax reporting purposes.

## 2. Due from Clearing Broker

The Company clears its transactions through another broker-dealer (the "Clearing Broker") on a fully disclosed basis. At December 31, 2002, all securities owned, securities sold, net yet purchased and due from clearing broker are positions with and due from the Clearing Broker. The amount due from clearing broker is primarily comprised of temporary deposits and proceeds from short sales. In the event the Clearing Broker is unable to fulfill its obligations, the Company would be subject to credit risk. This risk is mitigated by the fact that the account is carried as a customer account and therefore afforded certain protection under the rules of the Securities and Exchange Commission and the Securities Investor Protection Corporation's insurance program.

## 3. Financial Instruments with Off-Balance Sheet Risk

The Company sells securities short in the normal course of business. Any securities sold short are carried at market value. Short sales obligate the Company to deliver specified securities at a contracted price. Obligations to repurchase securities in the market at prevailing prices arising from short sales result in off-balance sheet risk as the ultimate cost of repurchasing the securities may exceed the amount recognized in the statement of financial condition.

**4. Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital requirements under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $26,982,355, which was $26,882,355 in excess of its required net capital of $100,000. The Company's net capital ratio was .004 to 1.